Item 77C - Matters submitted to a vote of security holders

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of LMP Capital and Income Fund
Inc. was held on February 27, 2007, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of Directors

Nominees                   Votes For     Votes Withheld
Leslie H. Gelb             27,054,485      969,953
R. Jay Gerken              27,065,598      958,841
William R. Hutchinson      27,052,626      971,812

At April 30, 2007, in addition to Leslie H. Gelb, R. Jay Gerken and William R. Hutchinson, the Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Dr. Riordan Roett
Jeswald W. Salacuse